Exhibit 99.4

ASML - Summary IFRS Consolidated Income Statement 1,2

	Three months ended,
(in millions EUR)	Apr 1, 2012	Mar 27, 2011

Net system sales	1,050.0	1,284.4
Net service and field option sales	201.9	167.8
Total net sales	1,251.9	1,452.2

Total cost of sales	754.9	827.8
Gross profit	497.0	624.4

Research and development costs	77.8	127.8
Selling, general and administrative costs	56.4	55.2
Operating income	362.8	441.4

Interest expense, net	(2.0)	(1.6)
Income before income taxes	360.8	439.8

Provision for income taxes	(43.4)	(34.7)
Net income	317.4	405.1

ASML - Summary IFRS Consolidated Statement of Financial Position 1,2

(in millions EUR)	Apr 1, 2012	Dec 31, 2011

ASSETS

Property, plant and equipment	1,124.6	1,053.6
Goodwill	150.3	155.1
Other intangible assets	310.3	268.0
Deferred tax assets	204.0	212.3
Derivative financial instruments	102.5	92.5
Other assets	212.0	211.1
Total non-current assets	2,103.7	1,992.6

Inventories	1,614.8	1,632.7
Current tax assets	15.6	32.1
Derivative financial instruments	41.6	33.8
Finance receivables	78.8	78.9
Accounts receivable	761.2	880.6
Other assets	165.7	176.7
Cash and cash equivalents	2,953.4	2,731.8
Total current assets	5,631.1	5,566.6

Total assets	7,734.8	7,559.2

EQUITY AND LIABILITIES

Equity	3,920.9	3,719.8

Long-term debt	733.3	730.1
Derivative financial instruments	3.3	3.2
Deferred and other tax liabilities	224.1	203.4
Provisions	9.4	10.0
Accrued and other liabilities	752.4	659.9
Total non-current liabilities	1,722.5	1,606.6

Provisions	2.3	2.3
Derivative financial instruments	2.7	37.1
Current portion of long-term debt	2.6	2.6
Current and other tax liabilities	7.6	15.0
Accrued and other liabilities	1,561.1	1,731.5
Accounts payable	515.1	444.3
Total current liabilities	2,091.4	2,232.8

Total equity and liabilities	7,734.8	7,559.2

ASML - Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,
(in millions EUR)	Apr 1, 2012	Mar 27, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	317.4	405.1

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	74.9	67.5
Impairment	—	0.3
Loss on disposal of property, plant and equipment	0.3	0.4
Share-based payments	4.4	3.0
Provision for doubtful receivables	0.2	1.2
Provision for obsolete inventory	19.1	4.1
Deferred income taxes	31.4	26.8
Changes in assets and liabilities	15.6	609.8
Net cash provided by operating activities	463.3	1,118.2

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(47.2)	(66.7)
Purchase of intangible assets	(70.9)	(17.6)
Net cash used in investing activities	(118.1)	(84.3)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid	—	—
Purchase of shares	(135.7)	(142.5)
Net proceeds from issuance of shares	16.3	21.1
Deposits from customers	—	(150.0)
Repayment of debt	(0.7)	(0.6)
Net cash used in financing activities	(120.1)	(272.0)

Net cash flows	225.1	761.9

Effect of changes in currency rates on cash	(3.5)	(12.2)
Net increase in cash and cash equivalents	221.6	749.7

ASML - Quarterly Summary IFRS Consolidated Income Statement 1,2

	Three months ended,
(in millions EUR)	Apr 1, 2012	Dec 31, 2011	Sep 25, 2011	Jun 26, 2011	Mar 27, 2011

Net system sales	1,050.0	992.7	1,273.2	1,333.6	1,284.4
Net service and field option sales	201.9	218.2	185.3	195.8	167.8
Total net sales	1,251.9	1,210.9	1,458.5	1,529.4	1,452.2

Total cost of sales	754.9	730.2	872.9	868.4	827.8
Gross profit	497.0	480.7	585.6	661.0	624.4

Research and development costs	77.8	99.5	134.2	130.6	127.8
Selling, general and administrative costs	56.4	56.6	54.7	49.6	55.2
Operating income	362.8	324.6	396.7	480.8	441.4

Interest income (expense), net	(2.0)	14.8	1.8	2.3	(1.6)
Income before income taxes	360.8	339.4	398.5	483.1	439.8

Provision for income taxes	(43.4)	(22.4)	(48.4)	(61.3)	(34.7)
Net income	317.4	317.0	350.1	421.8	405.1

ASML - Quarterly Summary IFRS Consolidated Statement of Financial Position 1,2

(in millions EUR)	Apr 1, 2012	Dec 31, 2011	Sep 25, 2011	Jun 26, 2011	Mar 27, 2011

ASSETS

Property, plant and equipment	1,124.6	1,053.6	1,060.3	960.2	848.7
Goodwill	150.3	155.1	147.9	140.7	141.6
Other intangible assets	310.3	268.0	236.3	247.3	263.8
Deferred tax assets	204.0	212.3	228.6	247.8	240.7
Derivative financial instruments	102.5	92.5	82.8	49.5	64.0
Other assets	212.0	211.1	161.8	161.0	158.9
Total non-current assets	2,103.7	1,992.6	1,917.7	1,806.5	1,717.7

Inventories	1,614.8	1,632.7	1,460.0	1,616.7	1,572.0
Current tax assets	15.6	32.1	1.0	1.0	1.0
Derivative financial instruments	41.6	33.8	28.0	32.3	32.4
Finance receivables	78.8	78.9	116.2	61.9	—
Accounts receivable	761.2	880.6	811.8	895.1	1,018.8
Other assets	165.7	176.7	194.5	183.8	196.4
Cash and cash equivalents	2,953.4	2,731.8	2,838.1	2,742.1	2,699.5
Total current assets	5,631.1	5,566.6	5,449.6	5,532.9	5,520.1

Total assets	7,734.8	7,559.2	7,367.3	7,339.4	7,237.8

EQUITY AND LIABILITIES

Equity	3,920.9	3,719.8	3,523.4	3,353.3	3,312.0

Long-term debt	733.3	730.1	729.3	701.7	691.5
Derivative financial instruments	3.3	3.2	3.1	1.9	1.4
Deferred and other tax liabilities	224.1	203.4	209.0	211.0	202.7
Provisions	9.4	10.0	10.1	10.1	10.6
Accrued and other liabilities	752.4	659.9	861.5	831.9	578.0
Total non-current liabilities	1,722.5	1,606.6	1,813.0	1,756.6	1,484.2

Provisions	2.3	2.3	2.2	2.1	2.1
Derivative financial instruments	2.7	37.1	29.0	6.7	14.1
Current portion of long-term debt	2.6	2.6	2.6	2.6	2.6
Current and other tax liabilities	7.6	15.0	39.9	84.8	78.9
Accrued and other liabilities	1,561.1	1,731.5	1,437.2	1,509.0	1,514.7
Accounts payable	515.1	444.3	520.0	624.3	829.2
Total current liabilities	2,091.4	2,232.8	2,030.9	2,229.5	2,441.6

Total equity and liabilities	7,734.8	7,559.2	7,367.3	7,339.4	7,237.8

ASML - Quarterly Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,
(in millions EUR)	Apr 1, 2012	Dec 31, 2011	Sep 25, 2011	Jun 26, 2011	Mar 27, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	317.4	317.0	350.1	421.8	405.1

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	74.9	59.3	68.6	70.7	67.5
Impairment	—	2.5	9.2	0.3	0.3
Loss on disposal of property, plant and equipment	0.3	1.2	0.3	1.5	0.4
Share-based payments	4.4	3.6	4.0	1.8	3.0
Provision for doubtful receivables	0.2	0.5	(0.9)	—	1.2
Provision for obsolete inventory	19.1	18.3	14.2	9.4	4.1
Deferred income taxes	31.4	27.8	(2.4)	(1.6)	26.8
Changes in assets and liabilities	15.6	(247.0)	(89.4)	9.5	609.8
Net cash provided by operating activities	463.3	183.2	353.7	513.4	1,118.2

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(47.2)	(93.8)	(79.8)	(60.7)	(66.7)
Purchase of intangible assets	(70.9)	(50.8)	(15.5)	(14.1)	(17.6)
Net cash used in investing activities	(118.1)	(144.6)	(95.3)	(74.8)	(84.3)

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid	—	—	—	(172.6)	—
Purchase of shares	(135.7)	(161.1)	(173.7)	(223.2)	(142.5)
Net proceeds from issuance of shares	16.3	8.0	2.5	2.5	21.1
Deposits from customers	—	—	—	—	(150.0)
Repayment of debt	(0.7)	(0.7)	(0.6)	(0.7)	(0.6)
Net cash used in financing activities	(120.1)	(153.8)	(171.8)	(394.0)	(272.0)

Net cash flows	225.1	(115.2)	86.6	44.6	761.9

Effect of changes in currency rates on cash	(3.5)	8.9	9.4	(2.0)	(12.2)
Net increase (decrease) in cash and cash equivalents	221.6	(106.3)	96.0	42.6	749.7

ASML - Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation

ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU - accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included in the summary consolidated financial statements. Unless stated otherwise, the accompanying consolidated financial statements are stated in millions of euros (‘EUR’).

For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.

Principles of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and its subsidiaries and the special purpose entities over which ASML has control (together referred to as “ASML” or the “Company”). Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.

Use of estimates

The preparation of ASML’s consolidated financial statements in conformity with IFRS as adopted by the EU requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the statement of financial position and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

Recognition of revenues

In general, ASML recognizes the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.

The main portion of ASML’s revenue is derived from contractual arrangements with its customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer by customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions and accounts receivable and payable. The Company hedges these exposures through the use of foreign exchange contracts.

As of April 1, 2012, equity includes EUR 1.4 million loss (net of taxes: EUR 1.3 million loss; December 31, 2011: EUR 4.4 million loss) representing the total anticipated loss to be charged to sales, and EUR 1.3 million gain (net of taxes: EUR 1.2 million gain; December 31, 2011: EUR 10.3 million gain) to be released to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted sales and purchase transactions.

ASML - Reconciliation U.S. GAAP - IFRS 1,2

Net income	Three months ended,
(in millions EUR)	Apr 1, 2012	Mar 27, 2011
Net income based on U.S. GAAP	282.0	395.0
Development expenditures (see Note 1)	35.1	(7.2)
Share-based payments (see Note 2)	—	(0.3)
Reversal of write-downs (see Note 3)	(0.7)	3.2
Income taxes (see Note 4)	1.0	14.4
Net income based on IFRS	317.4	405.1

Shareholders’ equity (in millions EUR)	Apr 1, 2012	Dec 31, 2011	Sep 25, 2011	Jun 26, 2011	Mar 27, 2011
Shareholders’ equity based on U.S. GAAP	3,612.0	3,444.2	3,284.2	3,109.4	3,051.9
Development expenditures (see Note 1)	267.3	233.0	205.8	213.5	226.1
Share-based payments (see Note 2)	3.7	2.7	1.1	4.2	9.8
Reversal of write-downs (see Note 3)	6.5	7.2	3.8	5.6	5.8
Income taxes (see Note 4)	31.4	32.7	28.5	20.6	18.4
Equity based on IFRS	3,920.9	3,719.8	3,523.4	3,353.3	3,312.0

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Development expenditures

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and three years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Note 2 Share-based Payments

Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and stock granted to its employees after November 7, 2002. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in the Company’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

As of January 1, 2006, ASML applies ASC 718 “Compensation - Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as the Company recognizes compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under U.S. GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in the Company’s share price do not affect the deferred tax asset recorded in the Company’s financial statements.

Note 3 Reversal of write-downs

Under IFRS, ASML applies IAS 2 (revised), “Inventories”. In accordance with IAS 2, reversal of a prior period write-down as a result of a subsequent increase in value of inventory should be recognized in the period in which the value increase occurs.

Under U.S. GAAP, ASML applies ASC 330 “Inventory”. In accordance with ASC 330 reversal of a write-down is prohibited as a write-down creates a new cost basis.

Note 4 Income taxes

Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.